UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 8, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Onyx Pharmaceuticals, Inc.

File No. 000-28298 - CF#26269

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     Onyx Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on February 2, 2011.

     Based on representations by Onyx Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

          Exhibit 2.2   through October 13, 2014

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Michael Seaman
          Special Counsel